UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

FOURTH QUARTER 2008 INTERIM DIVIDEND

The Board of Royal Dutch Shell plc (“RDS”) today announced an interim dividend in respect of the fourth quarter of 2008 of US$0.40 per A and B ordinary share, an increase of 11% over the US dollar dividend for the same quarter last year.
The Board expects that the first quarter of 2009 interim dividend will be $0.42, an increase of 5% over the US dollar dividend for the same period in 2008. The first quarter 2009 interim dividend will be declared on April 29, 2009.
Dividends declared on A ordinary shares (“A shares”) will be paid by default in euro, although holders of A shares will be able to elect to receive dividend in pounds sterling. Dividends declared on B ordinary shares (“B shares”) will be paid by default in pounds sterling, although holders of B shares will be able to elect to receive dividend in euro. Dividends declared on American Depository
Receipts (“ADRs”) will be paid in US dollars.

Details relating to the fourth quarter 2008 interim dividend
This dividend will be payable on March 11, 2009 to those members whose names are on the Register of Members on February 6, 2009. The shares will become ex-dividend on February 4, 2009.
It is expected that the dividends on the B shares will be paid via the Dividend
Access Mechanism from UK-sourced income of the Shell Group.

Per ordinary share Q4 2008
RDS A shares (US$) 0.40
RDS B shares (US$) 0.40

Per ADR                 Q4 2008
RDS A ADRs (US$) 0.80
RDS B ADRs (US$) 0.80

Dividends on A shares will be paid, by default, in euro at the rate of €0.3025 per A share. Holders of A shares who have validly submitted pounds sterling currency elections by January 28, 2009 will be entitled to a dividend of 27.97p per A share.
Dividends on B shares will be paid, by default, in pounds sterling at the rate of 27.97p per B share. Holders of B shares who have validly submitted euro currency elections by January 28, 2009 will be entitled to a dividend of €0.3025 per B share.
Holders of A or B shares in ADR form will be entitled to a dividend of US$0.80 per ADR.

Taxation
Dividends on A shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances.
Shareholders resident in the United Kingdom, receiving dividends on B shares through the Dividend Access Mechanism, are entitled to a tax credit. This tax credit is not repayable. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.
The amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the fourth quarter 2008 interim dividend of US$0.40 (27.97p or
€0.3025) is US$0.04 (3.11p or €0.0336) per ordinary share and the dividend and tax credit together amount to US$0.44 (31.08p or €0.3361).

Dividend reinvestment plan
ABN AMRO Bank N.V. trading under the name RBS ("RBS") and Equiniti (formerly known as Lloyds TSB Registrars) each have established a dividend reinvestment facility which enables RDS shareholders to elect to have their dividend payments used to purchase RDS shares of the same class as those already held by them. The dividend reinvestment plans (the “DRIPs”) are provided by RBS in respect of shares held through Euroclear Nederland and by Equiniti in respect of all other shares (but not ADRs). DRIPs for the ADRs (both Class A ADRs and Class B ADRs)
traded on the NYSE are available through The Bank of New York Mellon.
Enquiries about the DRIPs, including how to elect to participate and information about the reinvestment mechanisms under the respective plans should, in the case of shareholders holding through Euroclear Nederland, be directed to their bank or broker and in the case of all other shareholders (other than holders of ADRs)
to Equiniti. Enquiries relating to the DRIPs for ADRs (both Class A ADRs and
Class B ADRs) should be made to The Bank of New York Mellon.

January 29, 2009

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CAUTIONARY NOTE
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies”
or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this announcement, associates and jointly controlled entities are also referred to as “equity-accounted investments”.
This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
“anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”,
“objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”,
“risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this announcement,
January 29, 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
Please also refer to the Annual Report and Form 20-F for the year ended December
31, 2007 for a description of certain important factors, risks and uncertainties that may affect Shell's businesses.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 29 January 2009	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary